UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                     Aviron
             -------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of class of securities)

                                    053762100
             -------------------------------------------------------
                                 (CUSIP number)

                                December 31, 2000
             -------------------------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this schedule is filed:

                               ( ) Rule 13d-1(b)
                               (x) Rule 13d-1(c)
                               ( ) Rule 13d-1(d)

-------------------                                            -----------------
CUSIP No. 053762100                   13G                      Page 2 of 8 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) ( )
                                                                         (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------------- ---------------------------------------------
NUMBER OF SHARES    5      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                   0
REPORTING         --------------------------------------------------------------
PERSON WITH         6      SHARED VOTING POWER

                           1,113,000
                  --------------------------------------------------------------
                    7      SOLE DISPOSITIVE POWER

                           0
                  --------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER

                           1,113,000
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,113,000*
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      ( )
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.4%**
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
--------------------------------------------------------------------------------

* Included in this figure are the securities reported by Deutsche Fonds Holding GmbH on the following cover page.

** Included in this percentage is the percentage of securities reported by Deutsche Fonds Holding GmbH on the following cover page.

-------------------                                            -----------------
CUSIP No. 053762100                   13G                      Page 3 of 8 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Deutsche Fonds Holding GmbH (f/k/a Deutsche Asset Management Europe GmbH)
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) ( )
                                                                         (b) ( )
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES    5      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH              0
REPORTING         --------------------------------------------------------------
PERSON WITH         6      SHARED VOTING POWER

                           1,113,000
                  --------------------------------------------------------------
                    7      SOLE DISPOSITIVE POWER

                           0
                  --------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER

                           1,113,000
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,113,000
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES                                                        ( )
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.4%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON

       HC
--------------------------------------------------------------------------------

Item 1(a). Name of Issuer:

     Aviron (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

     The address of the Issuer's principal executive offices is 297 North Bernardo Avenue, Mountain View, California 94043.

Item 2(a). Name of Person Filing:

     This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Deutsche Fonds Holding GmbH ("DWS Group" and, together with DBAG, the "Reporting Persons"). This Schedule 13G/A is filed pursuant to Rule 13d-2(b).

Item 2(b). Address of Principal Business Office or, if none, Residence:

     The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

     The principal place of business of DWS Group is Feldbergstrasse 22, 60323 Frankfurt, Federal Republic of Germany.

Item 2(c). Citizenship:

     The citizenship of the Reporting Persons is set forth on the applicable cover page.

Item 2(d). Title of Class of Securities:

     The title of the securities is common stock (the "Common Stock").

Item 2(e). CUSIP Number:

     The CUSIP number of the Common Stock is set forth on each cover page.

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
           (c), check whether the person filing is a:

           (a) ( )    Broker or dealer registered under section 15 of the Act;

           (b) ( )    Bank as defined in section 3(a)(6) of the Act;

           (c) ( ) Insurance Company as defined in section 3(a)(19) of the Act;

           (d) ( ) Investment Company registered under section 8 of the Investment Company Act of 1940;

           (e) ( )    An  investment  adviser  in  accordance  with  Rule  13d-1
                      (b)(1)(ii)(E);

           (f) ( ) An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

           (g) ( ) A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

           (h) ( ) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

           (i) ( )    A church plan that is excluded  from the  definition of an
                      investment   company   under   section   3(c)(14)  of  the
                      Investment Company Act of 1940;

           (j) ( )    Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1 (c), check this box. (x)

Item 4.    Ownership.

           (a) Amount beneficially owned:

               Each of the Reporting Persons owns the amount of the Common Stock as set forth on the applicable cover page.

           (b) Percent of class:

               Each of the Reporting Persons owns the percentage of the Common Stock as set forth on the applicable cover page.

           (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    Each of the Reporting  Persons has the sole power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

               (ii) shared power to vote or to direct the vote:

                    Each of the  Reporting  Persons has the shared power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

               (iii) sole power to dispose or to direct the disposition of:

                    Each of the Reporting  Persons has the sole power to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

               (iv) shared power to dispose or to direct the disposition of:

                    Each of the  Reporting  Persons  has  the  shared  power  to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5.    Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

     Investment management clients of each of the Reporting Persons have the ultimate right to any dividends from Common Stock and the proceeds from the sale of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     The following are subsidiaries of DBAG and DWS Group which acquired Common Stock included in the figures on the cover pages: DWS Investment GmbH and DWS Investment Management S.A. Luxemburg.

Item 8.    Identification and Classification of Members of the Group.

     Not applicable.

Item 9.    Notice of Dissolution of Group.

     Not applicable.

Item 10.   Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2001


                                             DEUTSCHE BANK AG

                                             By: /s/ Dr. Dieter Eisele
                                                --------------------------------
                                                Name:   Dr. Dieter Eisele
                                                Title:  Group Head of Compliance

                                             By: /s/ Christoph Kirschhofer
                                                --------------------------------
                                                Name:   Christoph Kirschhofer
                                                Title:  Director



                                                                       EXHIBIT 1

                     Consent of Deutsche Fonds Holding GmbH

     The undersigned agrees that the Schedule 13G executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Deutsche Fonds Holding GmbH pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 7, 2001

                                              DEUTSCHE FONDS HOLDING GMBH

                                              By: /s/ Susan Seidel
                                                 -------------------------------
                                                 Name:  Susan Seidel
                                                 Title: Compliance (DWS)

                                              By: /s/ Ralf Ring
                                                 -------------------------------
                                                 Name:  Ralf Ring
                                                 Title: Head of Compliance (DWS)